*AB 3/8

13013052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden	
hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Rock Global Partners, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 East Lake Street, Suite 120
(No. and Street)

Wayzata (City) MN (State) 55391 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Fullerton 952-229-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2013
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM
3/7/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Fullerton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Rock Global Partners, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTA JOY ELLINGSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2015

Notary Public

Signature

President/CCO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE ROCK GLOBAL PARTNERS, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2012

MHM®

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Blue Rock Global Partners, Inc.
Wayzata, Minnesota

We have audited the accompanying statements of financial condition of Blue Rock Global Partners, Inc. as of December 31, 2012 that are filed pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Blue Rock Global Partners, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 25, 2013

BLUE ROCK GLOBAL PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

		2012
ASSETS		
ASSETS		
Cash	$	26,019
Placement fee receivable		15,000
Prepaid expenses		17,172
TOTAL ASSETS	$	58,191
LIABILITIES		
LIABILITIES		
Accounts payable	$	9,568
TOTAL LIABILITIES		9,568
STOCKHOLDERS' EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.001, authorized 10,000 shares, issued and outstanding 10,000 shares		10
Additional paid-in capital		48,613
TOTAL CAPITAL CONTRIBUTED		48,623
RETAINED EARNINGS		-
TOTAL STOCKHOLDERS' EQUITY		48,623
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	58,191

See Notes to Financial Statements

BLUE ROCK GLOBAL PARTNERS, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2012

(1) Nature of business and significant accounting policies

Nature of business - Blue Rock Global Partners, Inc. (the Company) was established as a brokerage affiliate of Blue Rock Advisors, Inc. The Company, through its registered representatives, privately offers the Blue Rock family of funds to institutional and accredited investors.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company believes it has its cash deposits at a high quality financial institution and no significant credit risk exists with respect to these deposits.

Placement fee receivable – Placement fee receivable represents fees earned from the sale of various investment funds managed by Blue Rock Advisors, Inc., a related party (Note 2). The Company believes that Blue Rock Advisors, Inc. is a high quality institution and there is no significant credit risk with respect to these amounts.

The Company evaluates the collectability of the placement fee receivable based on a combination of factors and records a specific reserve when it becomes aware of any collection issue. As of December 31, 2012, no allowance for uncollectable accounts has been reflected on the accompanying statement of financial condition. Typically, the Company considers all receivables not paid within specified terms of the invoice (generally thirty days) as past due. If circumstances change, the Company's estimates of the collectability of amounts due could change by a material amount.

Revenue recognition - Placement fee income is recognized when earned, typically upon closing of the transaction or at predetermined dates stipulated by the fund prospectus.

Income taxes - The Company, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

(1) <u>Nature of business and significant accounting policies</u> (continued)

Income taxes (continued) - The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for the years ended December 31, 2009 through 2012 remain subject to examination by federal tax authorities. Tax returns for state and local jurisdictions for the years ended December 31, 2007 through 2012 remain subject to examination by state and local tax authorities.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events policy - Subsequent events have been evaluated through February 25, 2013 which is the date the financial statements were available to be issued.

(2) <u>Related party transaction</u>

The Company shares certain operating and administrative expenses with Blue Rock Advisors, Inc. through an expense sharing agreement. During 2012, the Company paid $94,482 to Blue Rock Advisors, Inc. under this agreement.

Blue Rock Advisors, Inc. pays the Company fees for the placement of investors with various investment funds under their management. In addition the Company pays Blue Rock Advisors, Inc. commissions related to these placement fees earned by individuals under contract with Blue Rock Advisors, Inc.

(2) **Related party transaction (continued)**

During 2012, placement fee revenue earned from Blue Rock Advisors, Inc. and shared expenses and commissions incurred to it were as follows:

Placement fee revenue	$ 413,073
Shared expenses	$ 94,482
Commission expense	$ 233,073

As a result, of these revenue and expense transactions, placement fee receivable, shared expense payable, which is included in accounts payable on the accompany statement of financial condition, and commissions payable were as follows at December 31, 2012:

Placement fee receivable	$ 15,000
Shared expenses payable	$ 8,418
Commissions payable	$ -

(3) **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital as defined by Rule 15c3-1 of $16,451 which exceeds its required net capital of $5,000 by $11,451. The Company's ratio of aggregate indebtedness to net capital was 0.58 to 1 at December 31, 2012.

(4) **Exemption**

The Company claims an exemption from Rule 15c3-3 of the Securities and Exchange Commission under Section (k)(2)(ii) of that rule. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.